July 17, 2014

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

Office of Disclosure Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	H&Q Healthcare Investors (SEC File Number: 811-4889)
H&Q Life Sciences Investors (SEC File Number: 811-6565)

Dear Ms. DiAngelo:

This letter sets forth the responses of H&Q Healthcare Investors (“HQH” or a “Fund”) and H&Q Life Sciences Investors (“HQL” or a “Fund”) to your comments received via telephone on May 23, 2014, regarding the audited financial statements of each Fund for its fiscal year ended September 30, 2013 (the “2013 Financial Statements”), as included in its 2013 Annual Report filed with Form N-CSR (the”NCSR”) on December 5, 2013.  For ease of reference, each of your comments is set forth below, followed by the Funds’ response with respect to each comment.

We acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosure in their filings and (ii) comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Comment

In the Letter to Shareholders, the use of derivatives should be discussed if their impact on either Fund is material.

Response

In future filings, the use of derivatives will be discussed in the Letter to Shareholders, if material.

Comment

Please be more specific in the Footnotes to the Financial Statements as to the purpose of the use of options.

Response

In future filings, the footnote related to the use of derivatives will be more specific.

Comment

Please confirm that each Fund has met the 1940 Act diversification requirements.

Response

Each Fund has met the 1940 Act diversification requirements.

Comment

Please explain the decrease in market value of the Targegen Milestone Interest and the Xoft Milestone Interest.

Response

The market value of the Targegen Milestone Interest decreased due to changes in the probability of achieving the remaining milestones.  Sanofi, which had acquired Targegen, announced on November 18, 2013 that it would cease development of the drug on which the vast majority of the remaining milestones were dependent.  Therefore, the probability was adjusted down.

The market value of the Xoft Milestone Interest decreased due to a change in the probability of achieving the final milestone.  It was reported to us on September 9, 2013 by management of Xoft that they would not achieve the revenue levels necessary to achieve that milestone.  Therefore, the probability was adjusted to zero.

Comment

In the 2013 Financial Statements, what assets are included in the Other Assets category in the Statement of Assets and Liabilities?  What are these, how long does each Fund expect to hold them, and how are they valued?

Response

Other Assets represents escrow accounts related to the sale of private companies.  The age of these escrow accounts ranges from 6 months to three and a half years and they are considered collectible.  Each escrow is subject to our fair value policies and procedures which consider, in addition to other factors, the probability and timing of payment.

Comment

In future filings, please include the line “Commitments and Contingencies” to the Statement of Assets and Liabilities.

Response

We have included this in our March 31, 2014 financial statements and will continue to include this in future filings.

If you wish to discuss these matters further, please contact Laura Woodward of Tekla Capital Management LLC at (617) 772-8515.

Sincerely,

/s/ Daniel R. Omstead

Daniel R. Omstead, President
H&Q Healthcare Investors
H&Q Life Sciences Investors

cc:	Laura Woodward
Joseph R. Fleming
Brian S. Vargo